Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289

Ensco to Acquire Pride Employee Frequently Asked Questions (FAQ)
Introduction
We prepared this FAQ to address your questions regarding the proposed acquisition of Pride. As the acquisition progresses, we will keep you apprised of important news.
What was announced?
Today, we announced that we have entered into a definitive merger agreement under which Ensco will acquire Pride. The Boards of Directors of both companies have unanimously approved the combination.
Details of the announcement were provided in a press release issued today that was sent to all employees. Chairman, President and CEO Dan Rabun also sent a memo to employees that is posted on PayZone.
Why are we acquiring Pride?
In our long-term strategic plan, we have identified three key areas to accelerate growth and increase shareholder value:
•	expand our fleet to include drillships,

•	enter Brazil and West Africa — two of the fastest-growing markets — to develop new deepwater and jackup opportunities, and

•	reinvest even more in our jackup fleet.
Pride has five 6th generation drillships in service or under construction, an option for one additional rig and two 5th generation drillships. It also has long-established shore bases and customer relationships in Brazil and West Africa.
Therefore, strategically, the acquisition meets two of our three long-term objectives and enables us to accomplish these goals in a much quicker timeframe than a newbuild program. The acquisition also indirectly facilitates our third objective since we will have a larger balance sheet to invest in further high-grading our jackup fleet.

We also have found that Ensco and Pride share the same core values for safety, operational excellence, employee development and customer satisfaction. This shared culture is critically important when considering the consolidation of two companies.
Finally, the combination is an ideal operational fit. Our rig fleets, markets, customers and expertise complement each other with minimal overlap. Pride has valuable expertise building and operating drillships and has strong relationships with leading customers, such as Petrobras in Brazil, as well as others in West Africa. Ensco’s strengths include our premium jackup and ultra-deepwater semisubmersible fleets and our leading market presence in the North Sea, Southeast Asia, North America, and the Middle East. Together, we will form an even stronger company that is well positioned to capitalize on emerging growth opportunities within our industry.
By bringing our two companies together, we will create the world’s second largest offshore driller in terms of fleet size, geographic presence and number of customers, which, we believe, will accelerate our growth in rapidly expanding markets.
Customers will benefit from a talented and experienced workforce, a wider range of drilling solutions and a larger fleet that spans six continents.
Financially, we will have a strong balance sheet that allows us to continue to re-invest in our business and increase shareholder value.
When will the acquisition be completed?
The proposed acquisition will be reviewed by regulatory agencies and a majority of Ensco and Pride shareholders must each approve the transaction. If you are an Ensco shareholder, you will receive a proxy statement/prospectus that contains detailed information regarding the voting process.
Assuming regulatory approvals are secured and a majority of Ensco and Pride shareholders vote in favour of the proposed transaction at their respective special shareholders’ meetings, we anticipate that the acquisition will become effective during the second quarter of 2011.

What should I do in the interim?
In anticipation of favourable shareholder votes, management has initiated preliminary steps to ensure a smooth transition. Employees, however, should continue to conduct business as usual, i.e. operate as two independent companies since no changes will be implemented until the acquisition is completed. For example, you should not contact employees at Pride unless directed by your supervisor.
Who will be affected?
The vast majority of Ensco and Pride employees will not be materially affected by the acquisition. As we consolidate our two companies, however, select offices will be combined and there will be redundant positions in certain departments.
We plan to consolidate Pride’s headquarters and Ensco’s Dallas and Houston offices into one office in Houston. The transition plan is being developed and we will keep you apprised accordingly.
The office consolidation will result in overlapping personnel and certain employees will not be offered positions in the combined company. We are currently evaluating all positions and employees that may be affected by the office consolidation and we will communicate directly with those employees as soon as possible. No changes will be made until the closing, which then will be followed by a transition period.
Over time, as more rigs are delivered and new construction projects commence for recently ordered rigs, more positions will be created within our fleet, in the shipyards and in various support functions.

When will the consolidation of offices take place and when will the location of the Houston office be announced?
Assuming the acquisition is completed, it will take a period of time to evaluate the employees in certain departments from both companies who are affected by the Texas-office consolidation to determine who will be offered positions in the combined company. Similarly, identifying appropriate office space and planning for the transition will take some time. The current plan is to complete the office and personnel relocations as soon as practicable with a goal of having a majority of the relocations completed by the end of 2011.
Additional information will be provided to employees who are affected by the consolidation as plans are developed and decisions are made.
Who will be on the senior management team from Ensco and Pride?
Dan Rabun will remain Chairman, President and CEO and Jay Swent will continue as Senior Vice President and Chief Financial Officer. The other members of executive management will be named at a later date.
Will systems, policies and procedures change?
Over time, operating systems, policies and procedures that incorporate best practices from our two companies will be standardized across the organization. We do not anticipate any significant changes to day-to-day operations on the rigs.
Will employee benefits change?
No changes are planned for 2011. As we integrate our companies, individual benefit plans will be evaluated and management will select the most appropriate plans for 2012 and beyond.

What will be the name of the combined company?
The combined company will continue to be named “Ensco” and the Ensco logo and brand will not change. Pride will convert to the Ensco brand after the acquisition has been completed.
Will Ensco continue to be domiciled in the UK and maintain its headquarters in London?
Yes, Ensco plc will remain a UK company with its global headquarters in London, where virtually all senior executives will continue to be based.
Will Ensco continue to be listed on the NYSE?
Yes, Ensco shares will continue to trade on the NYSE under the symbol “ESV”. Employees must continue to abide by Ensco’s Securities Trading Policy and applicable laws.
How will the transition affect customers?
Customers will continue to receive exceptional service as we complete the acquisition. After the closing, we will begin to consolidate our two companies and we anticipate a smooth transition that will be seamless to our customers.
Going forward, the acquisition will give us more capabilities in terms of our combined fleet, market presence, and expertise, all of which will greatly benefit our customers.
What should I do if I receive questions from customers?
Senior managers will be communicating with customers regarding our announcement. Should you receive questions from other outside parties, such as the media, please refer them to the Investor Relations Department at 214-397-3015.
Whom should I contact with questions?
Please contact your supervisor with additional questions.

Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing of the transaction, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended December 31, 2009, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Important Additional Information Regarding The Transaction Will Be Filed With The SEC
In connection with the proposed transaction, Ensco will file a registration statement including a joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC will be available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.